The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

November 28, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice of Results of Tender Offer and Change in Subsidiaries

Notice Concerning information meeting on Financial Results for 1HFY2006 November 28, 2006

Notice Concerning additional explanatory material 1st Half Fiscal Year 2006 Ended on Sep. 30, 2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 11/30

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Toru Matsuura
Title: Controller

November 28, 2006
The Sumitomo Trust & Banking Co., Ltd.

Notice of Results of Tender Offer and Change in Subsidiaries

The Sumitomo Trust & Banking Co., Ltd. (hereinafter the "Offeror" or the "Company") resolved at the meeting of its Board of Directors held on October 13, 2006 to conduct a tender offer of common stock of STB Leasing Co., Ltd. (hereinafter the "Target Company" or "STBL") (the "Tender Offer"), and the Tender Offer was commenced on October 24, 2006. As the Tender Offer was completed on November 27, 2006, the Offeror announces the results of the Tender Offer as follows.

In addition, the Offeror announces that, as a result of the Tender Offer, the Target Company is scheduled to become a consolidated subsidiary of the Company as of the commencement date of settlement (December 5, 2006).

I. Results of Tender Offer

1. Summary of Tender Offer (published on October 13, 2006)

(1) Name and Address of Offeror

The Sumitomo Trust & Banking Co., Ltd.
4-5-33, Kitahama, Chuo-ku, Osaka

(2) Name and Address of Target Company

STB Leasing Co., Ltd.
2-3-4, Nihombashi, Chuo-ku, Tokyo

(3) Class of Share Certificates, etc. for Tender Offer, etc.

Common stock

(4) Tender Offer Period

From October 24, 2006 (Tuesday) through November 27, 2006 (Monday) (35 days)

(5) Price of Tender Offer

¥2,050 per share

2. Results of Tender Offer

(1) Status of Tender

Scheduled number of shares for Tender Offer	20,614,300 shares
Number of tendered share certificates, etc.	19,846,282 shares
Number of share certificates, etc. for purchase	19,846,282 shares

(2) Results of Tender Offer

As stated in the Public Notice of Tender Offer as of October 24, 2006 (as amended by the "Notice of the Filing of an Amendment Statement to the Tender Offer Registration Statement and Amendment to Public Notice of Tender Offer" as of October 27, 2006 and November 16, 2006) and the Tender Offer Registration Statement (as amended by the Amendment Statement to the Tender Offer Registration Statement as of October 27, 2006, November 10, 2006 and November 16, 2006), the Offeror shall purchase all the share certificates, etc. tendered in the Tender Offer.

Number of Tendering Shareholders	Number of Tendered Share Certificates, etc.	Number of Share Certificates, etc. for Purchase	Number of Share Certificates, etc. to be Returned
832	19,846,282shares	19,846,282shares	0

(3) Method of Calculation in case of Tender Offer on Pro Rata Basis

N/A

(4) Number of Shares Held and Proportion of Ownership after Tender Offer

Number of shares held before Tender Offer:
970,000 shares (Proportion of ownership: 4.49%)
Number of shares held after Tender Offer:
20,816,282shares (Proportion of ownership: 96.44%)

(Note1) In addition to the above number of shares, The Sumitomo Trust & Banking Co., Ltd. held 35,000 shares before the Tender Offer, however, the Company holds no share after the Tender Offer, under the name of The Sumitomo Trust & Banking Co., Ltd. (trust account B). Also, the above number of shares does not include the number of shares held by special related parties.

(Note2) The proportion of ownership is calculated based on the 21,584,300 issued shares of the Target Company, and is rounded to two decimal places.

(5) Funds Required for Tender Offer

40,685 million yen

3. Method and Commencement Date of Settlement

(1) Name and Address of Head Office of Securities Company to Settle Tender Offer, etc.

Daiwa Securities SMBC Co. Ltd. (Tender Offer Agent)
1-8-1, Marunouchi, Chiyoda-ku, Tokyo

Daiwa Securities Co. Ltd. (Subagent)
2-6-4, Otemachi, Chiyoda-ku, Tokyo

(2) Commencement Date of Settlement

December 5, 2006 (Tuesday)

(3) Method of Settlement

A Notice of Tender Offer, etc. will be mailed to the address of the tendering shareholders (in the case of foreign shareholders, to the addresses of their standing agents) without delay after the expiration of the Tender Offer Period.

The Tender Offer will be conducted in cash. The Tender Offer Agent or the Subagent shall, promptly from the commencement date of settlement, remit the sale price for the purchased share certificates to the location designated by the tendering shareholder or pay out the sale price at the head office or Japanese branch of the Tender Offer Agent or Subagent that accepted the tender, in accordance with the direction of the tendering shareholder.

4. Place where a Copy of the Tender Offer Report is Available for Public Inspection

Head Office of The Sumitomo Trust & Banking Co., Ltd.
4-5-33, Kitahama, Chuo-ku, Osaka

Tokyo Stock Exchange, Inc.
2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo

II. Change in Consolidated Subsidiaries

As a result of the Tender Offer, the Target Company is scheduled to become a consolidated subsidiary of the Company as of the commencement date of settlement (December 5, 2006).

1. Summary of New Consolidated Subsidiary

(1) Corporate Name: STB Leasing Co., Ltd.

(2) Representative: Jiro Araki, President and CEO

(3) Address of Head Office: 2-3-4, Nihombashi, Chuo-ku, Tokyo

(4) Date of Incorporation: July 1, 1985

(5) Main Business: General Leasing Business (leasing, installment sales, business loans and other related businesses)

(6) Fiscal Year-End: March 31

(7) Number of Employees: 350 (consolidated, as of March 31, 2006)

(8) Amount of Capital: 5,064 million yen (as of March 31, 2006)

(9) Total Number of Issued Shares: 21,584,300 shares (as of March 31, 2006)

(10) Major Shareholders and Shareholding Ratio (as of March 31, 2006)

SUMISHIN CARD CO., LTD.	11.17%
Sumishin Realty Co., Ltd.	9.73%
Sumisho Lease Co., Ltd.	9.27%
AIFUL Corporation	8.09%
Promise Co., Ltd.	8.09%
The Sumitomo Trust & Banking Co., Ltd.	4.99%
Japan Trustee Services Bank, Ltd. (trust account)	4.56%
Sumishin Information Service Co., Ltd.	4.18%
NEC Corporation	4.04%
The Shinsen Company, Limited	3.39%

(11) Trend of Results in Recent Fiscal Years

[Non-Consolidated]

	Fiscal year ended in March 2005	Fiscal year ended in March 2006
Sales Revenue	127,295 million yen	125,124 million yen
Gross Profit on Sales	7,998 million yen	7,674 million yen
Operating Profit	4,597 million yen	4,340 million yen
Ordinary Profit	4,798 million yen	4,727 million yen
Net Income	3,969 million yen	2,977 million yen
Total Assets	455,777 million yen	481,742 million yen
Net Assets	28,406 million yen	34,713 million yen

Dividend per Share (Interim Dividend per Share)	20.00 yen (7.50 yen)	24.00 yen (12.00 yen)

[Consolidated]

	Fiscal year ended in March 2005	Fiscal year ended in March 2006
Sales Revenue	149,875 million yen	163,696 million yen
Gross Profit on Sales	11,231 million yen	11,771 million yen
Operating Profit	5,980 million yen	6,590 million yen
Ordinary Profit	6,278 million yen	6,938 million yen
Net Income	4,934 million yen	4,431 million yen
Total Assets	524,507 million yen	524,695 million yen
Net Assets	32,369 million yen	40,136 million yen

2. Scheduled Date for Change in Consolidated Subsidiaries

December 5, 2006 (Tuesday)

III. Future Prospects

As a result of the Tender Offer, the Target Company is scheduled to become a consolidated subsidiary of the Company as of the commencement date of settlement (December 5, 2006). After the Tender Offer, the Company plans to make STBL a wholly-owned subsidiary by a share exchange for the purpose of conducting prompt decision-making for intra-group restructuring. However, the details of the share exchange between the Company and STBL (including, in accordance with the applicable laws and regulations, a share exchange without the approval of a general meeting of shareholders or a share exchange where cash is delivered as consideration) have not been determined as of the date hereof. The Offeror will announce the details when they are determined upon consultation with the Target Company.

Further, there is no effect on the published forecast results of STBL for the fiscal year ending in March 2007.

- End –

For enquiries, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

SUMITOMO TRUST 住友信託銀行

Sumitomo Trust & Banking Co., Ltd.


Global Markets
Fiduciary Services
Real Estate
Wholesale Financial Services
Retail Financial Services

Information Meeting on Financial Results for 1HFY2006

November 28, 2006

Meeting agenda

- 1HFY2006 financial results
- Forecast for FY2006
- Division & group company performance
- Path toward a sustainable growth

SUMITOMO TRUST 住友信託銀行

1HFY2006 financial results

SUMITOMO TRUST 住友信託銀行

1HFY2006 financial results (Apr.2006 – Sep.2006)

- Consolidated: Achieved record high 1st half “net business profit before credit costs” and “net income”
- Non-consolidated: Increased “net interest income” and “fee income”

<Consolidated>

(in billions of Yen)	1HFY2006	1HFY2005	Change	% change
Net business profit before credit costs	105.3	101.1	4.1	4%
Net operating income	99.1	87.9	11.2	13%
Net income	63.9	53.7	10.2	19%
Consolidated EPS (fully diluted)	38.22 yen	32.22 yen	6.00 yen	19%

<Non-consolidated>

(in billions of Yen)				
Net business profit before credit costs	86.8	88.0	-1.2	- 1%
Net interest income (*1)	82.8	78.4	4.4	6%
Net fees & commissions (*2)	52.5	47.6	4.9	10%
Other profits	12.0	22.2	-10.1	- 46%
General and administrative expenses	60.7	60.2	0.5	1%
Net non-recurring profit	-4.0	-9.7	5.7	59%
Net operating income	85.9	76.9	9.0	12%
Extraordinary income	-1.0	4.5	-5.5	- 123%
Net income	55.4	49.7	5.7	12%
Total credit costs	3.3	3.4	-0.0	- 3%
Dividend per share (Interim) (Yen)	8.5 yen	6.0 yen	2.5 yen	42%

(*1) Include net trust fees of principal guaranteed trust a/c but exclude principal guaranteed trust a/c credit cost

(*2) Include net trust fees other than net trust fees of principal guaranteed trust a/c

Breakdown of profit by business group

- Covered decrease in "net capital gain on bonds" caused by treasury and financial products business with increase of the other businesses
- Remarkable increase in profits of retail finance services, fiduciary business, and real estate business

	Non-consolidated						Consolidated		
	Gross business profit before credit costs			Net business profit before credit costs			Net business profit before credit costs		
(in billions of Yen)	1HFY2006	1HFY2005	Change	1HFY2006	1HFY2005	Change	1HFY2006	1HFY2005	Change
Wholesale financial services	52.2	51.3	0.9	34.8	34.4	0.4	47.2	43.7	3.5
Stock transfer agency services	9.7	9.3	0.4	2.4	2.0	0.3	4.7	4.0	0.7
Retail financial services	39.1	34.8	4.3	10.9	7.1	3.7	12.1	8.3	3.8
Treasury and financial products	28.6	37.9	-9.3	24.1	33.4	-9.3	24.1	33.4	-9.3
Fiduciary services	25.6	21.8	3.7	11.9	8.4	3.5	14.8	9.9	4.9
Pension asset management	18.3	16.4	1.9	8.0	5.9	2.0	8.6	6.2	2.3
Securities processing services	7.3	5.4	1.8	4.0	2.4	1.5	6.2	3.6	2.5
Real estate	14.8	12.3	2.4	11.1	8.4	2.7	12.6	9.1	3.5
Fees paid for outsourcing (*1)	-13.5	-12.9	-0.6	-	-	-	-	-	-
Others (*2)	0.7	3.1	-2.2	-6.0	-3.7	-2.4	-5.6	-3.3	-2.3
Total	147.5	148.2	-0.7	86.8	88.0	-1.2	105.3	101.1	4.1

*1 From FY2006, non-consolidated gross business profit before credit costs of each division is shown before "Fees paid for outsourcing."
Thus, that of fiduciary services is before fees paid to Japan Trustee Services Bank, Ltd. and fees paid to Japan Pension Operation Service, Ltd. That of stock transfer agency services is before fees paid to Japan TA Solution, Ltd.
Breakdown of "Fees paid for outsourcing" by business lines is shown in page 11 of "Explanatory Material 1st Half Fiscal Year ended on Sep.30, 2006".

*2 Include cost of capital funding, dividend of shares for cross-shareholdings, general and administrative expenses of headquarters.

Contribution of major group companies to consolidated financial results

- Contribution of new consolidation of First Credit and STB Real Estate Investment Management
- Sumishin Matsushita Financial Services and Businext decreased profits mainly due to non-recurring profit posted last year while other major companies continued to grow

(in billions of Yen)	Business group	Group's ownership	Consolidated net business profit before credit costs *1			Consolidated net income before amortization of goodwill *2		
			1HFY2006	1HFY2005	Change	1HFY2006	1HFY2005	Change
STB Leasing Co., Ltd.	Wholesale	*30%	0.92	0.98	-0.06	0.56	0.55	0.00
Sumishin Matsushita Financial Services Co., Ltd.	Wholesale	66%	2.64	5.48	-2.83	0.90	1.87	-0.97
First Credit Corporation	Wholesale	100%	5.51	-	5.51	4.96	-	4.96
BUSINEXT CORPORATION	Wholesale	*40%	1.30	0.86	0.44	0.15	0.65	-0.50
Japan TA Solution, Ltd.	Stock transfer agency	80%	2.31	1.93	0.37	1.59	1.23	0.36
Sumishin Guaranty Co., Ltd.	Retail	100%	1.14	0.79	0.34	2.33	0.51	1.82
Sumitomo Trust and Banking Co. (U.S.A.)	Fiduciary	100%	1.32	0.94	0.38	0.80	0.52	0.27
Japan Trustee Services Bank, Ltd.	Fiduciary	*33%	0.69	0.18	0.51	0.39	0.12	0.27
STB Asset Management Co., Ltd.	Fiduciary	100%	0.58	0.37	0.21	0.34	0.19	0.14
Sumishin Realty Co., Ltd.	Real estate	100%	0.97	0.88	0.09	0.47	0.45	0.01
STB Real Estate Investment Management Co., Ltd.	Real estate	100%	0.76	-	0.76	0.46	-	0.46

* Affiliates subject to the equity method. The others are consolidated subsidiaries.

*1 Consolidated subsidiaries: Net operating income (adjusted non-recurring items) - intergroup transaction (dividend payment, etc.)
Affiliates: Net operating income (adjusted non-recurring items) X %ownership - intergroup transaction (dividend payment, etc.)

*2 Amortization of goodwill: Sumishin Matsushita Financial Services 1.0 bn. yen, First Credit 3.1bn. yen, etc.

Net interest income breakdown

- Net interest income increased due to loan balance expansion while loan deposit margin decreased by 3 b.p. year on year
- Signs of bottoming out of loan deposit margin contractive tendency mainly because mid to long term interest rate has increased since last year

<Breakdown of net interest income>

(in billions of Yen)	1HFY2005	1HFY2006	Change	
Net interest income	78.4	82.8	4.4	
Domestic banking a/c and principal guaranteed trust a/c combined	68.0	75.7	7.6	
Interest income	80.2	96.4	16.1	
Loans	54.6	60.7	6.1	(1)
Securities	14.9	19.8	4.8	(2)
Swaps	7.8	11.5	3.7	
Interest expenses	12.4	20.5	8.1	
Deposits & Trust principal	8.9	12.5	3.6	(3)
Negotiable certificate of deposit	0.2	2.2	1.9	

(1) Interest on loans (+6.1billion yen)
- Average balance
  9.3 trillion yen to 10.2 trillion yen

(2) Interest on bonds (+4.8 billions yen)
- Average balance
  2.8 trillion yen to 3.7 trillion yen

→ Net interest income on bonds
  +2.0 billion yen

→ Dividend, etc.
  +2.8 billion yen

(3) Interest on deposits & trust principal (+3.6 billion yen)
- Average balance
  10.3 trillion yen to 11.2 trillion yen

→ Increase of yield +0.05%

<Loan-deposit margin (domestic banking a/c and principal guaranteed trust a/c combined)>

	FY2005		FY2006	
	1H	2H	1H	
Average yield on loans and bills discounted	1.16%	1.09%	1.18%	
Average yield on Deposits & Trust principal	0.17%	0.16%	0.22%	
Loan-deposit margin	0.99%	0.93%	0.96%	(4)

(4) Signs of bottoming out of loan deposit margin
- Effect of preceded mid to long term interest rate increase since last year
- No material mismatch in cycles of interest rate renewal of loans and deposits

SUMITOMO TRUST 住友信託銀行

Breakdown of deposits and loans by type of interest rate

- Most loans have interest rate linked to market interest rate: "Fixed interest rate (more than 1 year)" & "Float interest rate (market interest rate linked)" account for 80% ---(1)
- Limited effect of time lag of interest rates increase of deposits and loans: no material mismatch in cycles of interest rate renewal of loans and deposits ---(2)
- Mid to long term interest rate increase is key to the expansion of loan-deposit margin: "fixed interest rate time deposits (more than 1 year)" account for 50% ---(3)

<Breakdown of loans* by types of interest rate (average balance)>

(in trillions of Yen)	1HFY2005	1HFY2006	Composition	
Fixed interest rate (more than 1 year)	2.6	2.8	(1) 27%	Interest rate linked to mid to long term interest rate Approx. 40%
Long-term prime rate	1.3	1.0	10%	
Float interest rate	4.7	5.7	(1) 55%	Interest rate renewed in every 6 months Approx. 30%
Short-term prime rate	0.8	0.8	8%	

(2)

<Breakdown of deposits* by types of interest rate (average balance)>

(in trillions of Yen)	1HFY2005	1HFY2006	Composition	
Fixed interest rate time deposits (more than 1 year)	4.6	5.3	49%	Interest rate linked to mid to long term interest rate (3) Approx. 50%
Float interest rate time deposits & principal guaranteed trust	3.3	2.6	24%	Interest rate renewed in every 6 months Approx. 35%
Fixed interest rate time deposits (less than 1 year)	0.8	1.2	11%	
Ordinary deposits	1.7	1.8	16%	

*Domestic banking a/c and principal guaranteed trust a/c combined

Fee revenue breakdown

- Remarkable increase of "Other trust fees" mainly due to increase in trust fees for pension asset management and securities processing of mutual funds
- Real estate related fees and Retail sales commissions of mutual fund and individual annuity continue to grow

<Consolidated>

(in billions of Yen)	1HFY2006	1HFY2005	Change	% Change	Major factor of increases (in billions of Yen)
Other trust fees	27.8	23.5	4.3	19%	Real estate administration 0.6 Other pension management 0.7
Corporate pension, Public pension	15.7	14.4	1.3	9%	Pension asset management 0.9
Securities processing services	5.8	4.2	1.6	38%	Custody of mutual fund 1.3
Net fees and commissions	46.6	40.6	5.9	15%	
Domestic business	43.5	38.4	5.0	13%	Asset management of mutual fund 0.7
Wholesale financial services	21.8	20.0	1.8	9%	First Credit 1.8
Stock transfer agency services	10.4	10.0	0.4	4%	
Retail financial services	13.4	11.0	2.3	21%	Sales commission of mutual fund, etc. 1.8
Real estate	16.0	14.2	1.8	13%	Asset management 0.9 Retail brokerage 0.7
Fees paid for outsourcing (custody & pension administration)	-7.2	-6.7	-0.5	7%	
International business	3.0	2.1	0.9	43%	Global custody 0.4
Total	74.5	64.1	10.3	16%	

Non-performing loans

- "Loans to special mention debtors (excluding substandard loans)" decreased mainly due to migration to better categories of new loan made last year.
- Approx. 4 billion yen of net credit costs due to migrations of better/worse categories

<Break down of total credit costs (non-consolidated)>

(in billions of Yen)	1HFY2006	1HFY2005
Banking a/c	3.2	2.1
Write-offs & sales, etc.	-0.6	5.9
Net transfer to reserves*	3.8	-3.8
Net transfer to specific loan loss reserves, etc.	6.9	-1.6
Net transfer to general reserves	-3.3	-1.9
Trust a/c	0.1	1.3
Total credit costs	**3.3**	**3.4**

* Negative figure indicates profit due to write backs.

- Migration to worse categories Approx. 17.0 billion yen
- Migration to better categories & balance decrease, etc. Approx. 13.0 billion yen

(Net Approx. 4.0 billion yen)

- Final disposal Approx. 1.0 billion yen

<Balance and ratio to total loan balance of NPLs (non-consolidated; banking a/c and principal guaranteed trust a/c combined)>



Bankrupt/Practically bankrupt (Left)
Doubtful (Left)
Substandard (Left)
Special mention (excluding substandard) (Left)
Ratio to total loan balance (Right)
(in billions of Yen)
600
500
400
300
200
100
0
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.8%
502.0
18.7
113.1
157.6
1.8%
350.4
15.5
88.1
80.6
0.9%
452.9
7.3
19.3
82.7
0.8%
340.2
6.0
23.4
70.8
FY2003
FY2004
FY2005
1HFY2006

SUMITOMO TRUST 住友信託銀行

Securities portfolio

- Posted "net capital gains" (5 billion yen) and simultaneously improved "unrealized gains/losses" on domestic and foreign bonds
- Reduced risk volume of JGB and remained the same balance of foreign government bonds

<Change in cost and net unrealized gains/losses of securities for securities market price available (consolidated/after devaluation)>

	Book value			Cost			Net unrealized gains/losses		
(in billions of Yen)	1HFY2006 (A)	FY2005 (B)	(A) - (B)	1HFY2006 (C)	FY2005 (D)	(C) - (D)	1HFY2006 (E)	FY2005 (F)	(E) - (F)
Held-to-maturity debt securities	803.6	838.8	-35.2	803.6	838.8	-35.2	-1.9	-6.8	4.9
Available-for-sale securities	4,369.4	4,363.2	6.1	3,984.9	3,951.4	33.5	384.4	411.8	-27.3
Stocks	870.9	911.3	-40.4	466.3	463.9	2.4	404.6	447.4	-42.8
Japanese bonds	1,223.8	1,392.7	-168.8	1,230.6	1,411.3	-180.7	-6.7	-18.6	11.8
Foreign bonds and others	2,274.5	2,059.1	215.4	2,287.9	2,076.1	211.8	-13.4	-17.0	3.6

<Change in balance of JGB portfolio (non-consolidated)>

Book value (Market value)

(in billions of Yen)	Less than 1 year	Less than 5 years	Less than 10 years	Over 10 years	Floating-rate	Total
1HFY2006 (A)	354.7	439.4	438.1	141.0	126.5	1,373.4
FY2005 (B)	239.8	488.0	508.1	149.9	119.7	1,385.9
(A) - (B)	114.8	-48.5	-69.9	-8.8	6.8	-12.5

<Change in balance of foreign government bond portfolio* (non-consolidated)>

(in trillions of Yen)	Total
1HFY2006 (A)	0.78
FY2005 (B)	0.69
(A) - (B)	0.09

* Foreign government bonds managed in business of treasury and financial products (shown in cost)

Regulatory Capital

- Increased "total risk adjusted assets" mainly due to increase of loan balance while its growth rate was normalized
- Enhanced buffer in regulatory capital by 500 million pounds perpetual subordinated bonds issuance in euro markets

<Total risk adjusted assets (consolidated) >



(in trillions of Yen)
15.0
12.5
10.0
7.5
5.0
2.5
0.0
11.2
11.9
14.6
15.4
FY2003
FY2004
FY2005
1HFY2006

<Total capital (consolidated)>

* Deduction (double gearing) items are subtracted from Tier II.



(in billions of Yen)
Tier 1
Tier 2
2,000
1,500
1,000
500
0
600.7
789.9
627.6
861.7
686.5
909.3
816.0
964.6
FY2003
FY2004
FY2005
1HFY2006

<BIS capital ratio (consolidated)>



BIS capital ratio
Tier 1 ratio
15.0%
12.5%
10.0%
7.5%
5.0%
12.45%
12.50%
10.90%
11.55%
7.07%
7.23%
6.21%
6.25%
FY2003
FY2004
FY2005
1HFY2006

<Breakdown of change in total risk adjusted assets>

(in trillions of Yen)	Change from Mar. 2006
On-balance-sheet items	0.6
Loans	0.5
Assets of subsidiaries	0.1
Off-balance-sheet items	0.1
Market risk equivalent	0.0
Total	0.8

<Breakdown in change of total capital>

(in billions of Yen)	Change from Mar. 2006
Tier 1	55.2
Net income	63.9
Dividend paid	- 14.2
Tier 2	126.6
Net unrealized gains of securities	- 11.5
Perpetual subordinated debts	141.8

SUMITOMO TRUST 住友信託銀行

Forecast for FY2006

SUMITOMO TRUST 住友信託銀行

Forecast for FY2006

- ▶ Added increase in 1HFY2006 to full year forecast announced in May 2006 except increase in treasury and financial products business
- ▶ 17 yen for dividend forecast of payout ratio of 23.7% to the full year consolidated net income forecast

(in billions of Yen)	FY2005 (Actual)	FY2006 (Previous forecast as of May 2006)	Forecast for FY2006
<Consolidated>			
Net business profit before credit costs	196.2	200.0	210.0
Net operating profit	171.9	175.0	190.0
Net income	100.0	105.0	120.0
<Non-consolidated>			
Net business profit before credit costs	164.6	165.0	170.0
Credit costs	9.7	20.0	15.0
Other non-recurring items	-6.5	5.0	5.0
Net operating income	148.2	150.0	160.0
Extraordinary income	0.2	0.0	0.0
Net income	88.4	90.0	100.0
Total credit costs	9.7	20.0	15.0
Dividend per common stock (Yen)	12.0	15.0	17.0
Consolidated dividend payout ratio	20.0%	23.9%	23.7%

Division & group company performance

SUMITOMO TRUST 住友信託銀行

Retail financial services

► Increased total depositary assets both in deposits and mutual fund/individual annuity

⇨ Achieved 11.6% increase since Apr.2005

► Steadily increased fee revenue of mutual fund/individual annuity sales due to increased annual management fee of mutual fund although sales volume remained the same

<Volume of total depositary assets from individuals>



(in trillions of Yen)
10
9
8
7
6
5
4
3
2
1
0
8.3
0.5
2.0
3.5
0.6
8.6
0.8
1.7
4.0
1.4
0.7
9.1
1.3
1.4
4.8
0.8
0.8
9.6
1.6
1.3
5.1
0.8
0.8
FY2003
FY2004
FY2005
1HFY2006
Mutual fund, individual annuity
Loan trust, money trust
Time deposits (Fixed interest)
Time deposits (Variable interest)
Ordinary deposits

Complete removal of the full deposit guarantee

<Sale volume and fee revenue of mutual fund /individual annuity>



(in billions of Yen)
Sales volume (Left)
1H
2H
Fee revenue (right)
1H
2H
700
600
500
400
300
200
100
0
35
30
25
20
15
10
5
0
275.7
4.6
2.9
353.3
7.8
5.3
659.7
11.3
298.4
13.1
FY2003
FY2004
FY2005
1HFY2006

<Transaction volume of loans to individuals>
(in billions of Yen)

FY2003	FY2004	FY2005	FY2005 1H	FY2006 1H
213.6	274.8	461.5	167.7	186.2

SUMITOMO TRUST 住友信託銀行

Wholesale financial services & Loan portfolio

- Expanded volume of market based loans while growth rate was normalized
- Slower pace of market-based loan related fee revenue accumulation due to decrease in syndicated loan arrangement fee

<Balance of loan portfolio (Non-consolidated)>



Market-based loan
Individual loan
Conventional corporate loan
Entrusted assets for securitization (excluding real estate securitization)
(in trillions of Yen)
16
14
12
10
8
6
4
2
0
10.9
11.3
13.2
13.7
14.2
1.9
2.9
4.0
4.4
4.7
1.3
1.5
1.8
1.9
2.1
7.7
6.9
7.4
7.4
7.4
4.0
5.3
6.3
8.0
9.4
FY2003
FY2004
FY2005
1HFY2006
FY2006 (Plan)

Note: Market based loans include bonds with credit risk, such as ABS, CLO and corporate bonds.

<Revenue of securitization (excluding real estate securitization)>
<Fee revenue of market-based loan>



Revenue of securitization arrangement
Market-based loan related fees
(in billions of Yen)
15
10
5
0
3.7
7.3
3.9
7.8
3.3
6.6
3.4
3.0
6.2
3.2
6.4
4.1
8.2
3.5
FY2003 (1H) Full
FY2004 (1H) Full
FY2005 (1H) Full
FY2006 (1H)

<Breakdown of market-based loans>

(in billions of Yen)	FY2004	FY2005	1HFY2006
Real estate non recourse loan, Project finance	766.1	896.5	1,029.6
Syndicated loan, Loan purchase in secondary mkt, ABS	1,188.1	1,953.2	2,050.7
Overseas branches (CLO, ABS, High yield loan)	896.1	1,177.4	1,335.6
Total	2,850.3	4,027.1	4,415.9

Treasury and financial products

- Exceeded planned realized gain in "financial operations" and "proprietary investment" by capturing timing of interest rate decrease in Japan, US and Euro market
- Steadily increased revenue in "customer services" and contributed to stabilization of revenue

<Breakdown of net business profit>



Financial operations + Investment operations (2H)
Financial operations + Investment operations (1H)
Marketing Functions
(in billions of Yen)
50
40
30
20
10
0
2.7
25.9
20.0
10.8
13.2
14.1
14.5
FY2005
1HFY2006 (Plan)
1HFY2006 (Actual)

<Market conditions of interest rates>



5.40
5.00
4.60
4.20
3.80
3.40
3.00
2.30
2.10
1.90
1.70
1.50
1.30
4.85
5.05
5.12
5.14
4.98
4.73
4.63
1.77
1.92
1.83
1.92
1.92
1.62
1.67
3.77
3.95
3.98
4.07
3.92
3.76
3.71
US10Y(% Left)
GR10Y(% Left)
JP10Y(% Right)
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.

<Business areas>



Customers Services
Market-making operations for interest and forex products
Creation & Sales of financial products
Financial Operations
Financial operations managing potential market risks involved in the overall balance sheet
Investment Operations
Proprietary investment pursuing absolute return

SUMITOMO TRUST 住友信託銀行

Fiduciary business

- Substantially increased volume of total entrusted assets mainly due to increase of public pension and mutual fund
- Steadily increased assets under management and custody of group companies

<Volume of entrusted assets>


(in trillions of Yen)
Public pension
Pension tokkin
Securities trust, etc
Pension trust
Tokkin
Mutual fund
70
60
50
40
30
20
10
0
46.6
8.5
13.3
3.1
5.1
6.6
10.0
44.9
9.4
14.0
2.5
3.2
5.3
10.5
55.5
12.7
18.2
3.7
3.8
6.2
10.8
61.6
15.2
18.6
4.5
3.8
6.4
13.3
FY2003
FY2004
FY2005
1HFY2006

- Cost basis: mutual fund, tokkin and public pension
- Mark-to-market basis: pension trust, pension tokkin and securities trust

SUMITOMO TRUST 住友信託銀行

<Assets under management> * Market-to-market basis


Sumitomo Trust
STB Asset Management
(in trillions of Yen)
25
20
15
10
5
0
0.3
17.8
0.4
17.6
0.9
21.6
1.2
22.0
FY2003
FY2004
FY2005
1HFY2006

<Volume of entrusted assets with Japan Trustee Services Bank>
<Volume of global custody (Sumitomo Trust USA)>


JTSB (Left)
STB(USA) (right)
(in trillions of Yen)
(in billions of US$)
175
150
125
100
75
50
25
0
114
109
119
112
144
126
156
133
FY2003
FY2004
FY2005
1HFY2006

Real estate business

- Increased brokerage fee year on year reflecting continuously favorable market situation
- Diversified revenue sources such as securitization fee, proprietary investment profit and asset management fee on real estate

<Gross profit of real estate business>



(in billions of Yen)
45
40
35
30
25
20
15
10
5
0
10.5
1.9
3.1
5.4
24.7
4.6
6.4
13.6
13.7
3.4
3.4
6.8
31.3
0.6
5.8
7.6
17.3
16.4
0.4
2.4
4.1
9.5
44.5
0.8
3.6
5.3
9.4
25.4
20.9
0.9
2.3
3.0
5.3
9.5
FY2003
(1H) Full
FY2004
(1H) Full
FY2005
(1H) Full
FY2006
(1H)
Asset management fee
Investment profit
Securitization related fee
Brokerage fee for commercial properties
Brokerage fee for residential properties

<Volume and number of transactions of entrusted assets for real estate securitization>



Volume of entrusted assets (Left)
Number of trust agreements (Right)
(in trillions of Yen)
(tranactions)
4
3
2
1
0
800
600
400
200
0
1.96
224
2.57
363
3.33
618
3.62
682
FY2003
FY2004
FY2005
1HFY2006

SUMITOMO TRUST 住友信託銀行

Sumishin Matsushita Financial Services

- Decreased profits mainly for non-recurring profit (writebacks due to unifying standard for reserves) posted last year (-1.7 billion yen)
- Planning to cover shortfall of lease revenue with revenue from more profitable installment finance and loans

Major income statement items (in billions of yen)	1HFY2006	Change	1HFY2005
Total sales volume	167.4	44.3	122.9
Net business profit	2.3	− 2.8	5.2
G&A expenses	8.8	− 0.5	9.4
Net operating income	2.5	− 2.9	5.4
Net income before tax	2.6	− 2.4	5.0
Net income	1.5	− 1.4	3.0

Major balance sheet items (in billions of yen)	1HFY2006	Change	FY2005
Total assets	557.9	35.1	522.7
Leasing assets	326.3	32.9	293.3
Trade a/c receivables	133.3	0.3	133.0
Loans	63.2	0.8	62.4
Shareholder's equity	68.3	0.7	67.5

Enhancement of product line-ups

- Operating lease, factoring
- Loan for renovation, Sales finance alliances
- Trust agency
- (Plan) Banking agency, New credit cards

<Change in total sales volume*>



■ Lease ■ Installment finance and others
(in billions of Yen)
400
300
200
100
0
307.3
113.8
193.5
298.6
108.4
190.3
279.9
116.5
163.5
122.9
54.9
68.0
293.3
117.6
172.5
167.4
60.5
106.9
FY2002
FY2003
FY2004
FY2005
(1H)
Full
FY2006
(1H)

* Applied new standard from FY2006. Tables and chart above shown in new standard from 1HFY2005
-14.6 billion yen change in FY2005 due to changing from old to new standard

SUMITOMO TRUST 住友信託銀行

First Credit

- Substantially expanded loan balance and increased profit due to favorable market condition of real estate and effect of Sumitomo Trust brand
- Enhanced alliances with regional banks to increase transaction volume

Major income statement items (in billions of yen)	1HFY2006	Change	1HFY2005
Net business profit	4.3	2.2	2.0
Profit from loan business	7.5	3.6	3.8
G&A expense	3.1	1.2	1.9
Net operating income	4.3	2.2	2.1
Net income before tax	4.5	1.4	3.0
Net income	4.9	1.9	3.0
Credit cost*	1.0	1.9	-0.8

* Net transfer to reserves. Negative figure indicates profit due to write backs.

Major balance sheet items (in billions of yen)	1HFY2006	Change	FY2005
Total assets	161.1	38.1	122.9
Loans	154.4	39.1	115.3
Reserves	-6.7	-1.2	-5.4
Shareholder's equity	32.2	4.9	27.3

Enhancement of alliances

Mar.2006: 5 companies

Sep.2006 : 10 companies

Including 4 banks

Yachiyo, Hiroshima, Nishi-Nippon City, Tokyo Star

Strengthen alliance with Sumishin Realty

<Change in loan balance>

(in billions of Yen)



175
150
125
100
75
50
25
0
106.2
115.3
154.4
FY2004
FY2005
1HFY2006

Other strategic investments

- ▶ Repaid and refinanced public fund of Yachiyo Bank and started various business alliances
- ▶ Continued preparation for a new Internet-based bank to commence business in 1HFY2007(Apr.2007 – Sep.2007)

Alliance with Yachiyo Bank

Outline of strategy and investment

- Regional bank centered in Tokyo Met. Area (84 offices in Tokyo and Kanagawa)
- Preferred shares, etc. for 43 billion yen
- Selling Sumitomo Trust's products through intensive sales channel in area with lots of affluent people

Progress to date

- Refinancing (August/September)
  Preferred share/subordinated convertible bonds 30 billion yen in total & Common shares 5%
  → Potential ownership Approx. 36%
- Commencement of business alliances
  (June) Sales of mutual funds managed by STB Asset Management
  (July) Affiliated ATM network, estate & will services, real estate business, alliance with First Credit
- 1HFY financial results of Yachiyo Bank
  Consolidated net income 4.6 billion yen
  (1.2 billion yen increase year on year)

New Internet-based Bank/Alliance with SBI group

Outline of strategy and investment

- 50/50 joint venture with SBI group & Various business alliances with SBI group
- 10 billion yen for initial capital for 50% stake
- New brand to attract younger generation including clients of SBI E*Trade Securities

Progress to date

- Commencement of business alliances with SBI group
  Co-development of mutual fund (Morningstar)
  Sales of mutual fund managed by STB Asset Management (SBI E*Trade Securities)
  Introduction of candidates of private banking clients (Private company owner)
- Establishment of a new Internet-based bank preparatory company (April)
  Decided product/service line-ups and business management system
  Developing infrastructure including operating system
- Planning to commence business in 1HFY07

SUMITOMO TRUST 住友信託銀行

Path toward a sustainable growth

Growth of retail franchise

- Aiming "the principal bank for asset management": Achieved sure and steady increase of total asset per client
- Steadily preparation for massive retirement of baby boomers (branch renovation, new offices, personnel increase, and advertisement strategy)

<Number of clients who have 7 million yen or more outstanding balance of time deposits & mutual funds>



(in thousands of people)
425
400
375
350
325
0
350
361
382
401
FY2003
FY2004
FY2005
1HFY2006

* Number of clients who have outstanding balance of time deposits and/or mutual funds
--- Approx. 1.3 million people as of Sep.2006

<Average amount per a/c of clients* who have outstanding balance of time deposits and/or mutual funds>



(in millions of Yen)
7.5
5.0
2.5
0.0
5.0
5.3
5.6
5.9
FY2003
FY2004
FY2005
1HFY2006

<Ratio of clients who hold mutual funds to clients* who have outstanding balance of time deposits and/or mutual funds>



20%
15%
10%
5%
10.1%
11.9%
15.5%
17.4%
FY2003
FY2004
FY2005
1HFY2006

SUMITOMO TRUST 住友信託銀行

Growth of franchise of fiduciary business (Corporate pension)

- ► Continuously won battle over funds of corporate pension among asset managers
- ► Improved profitability & market share through sales of high add-value products

<Change in volume of entrusted assets of pension trust due to reallocation of funds among asset managers>
<Market share of pension trust among all trust banks>



Change in entrusted assets
Market share
(in billions of Yen)
250
200
150
100
50
0
17.5%
17.0%
16.5%
16.0%
15.5%
15.0%
231.5
190.8
85.7
135.8
126.2
109.7
109.2
16.4%
16.7%
16.5%
15.4%
16.3%
16.7%
16.9%
FY2003
(1H)
(2H)
FY2004
(1H)
(2H)
FY2005
(1H)
(2H)
FY2006
(1H)

Decrease of market share due to dissolution of large pension funds & change in contract from pension trust to investment advisory agreement

<Ratio of active management (corporate pension)>
<Volume of entrusted assets in alternative investments>



Volume of entrusted assets in alternative investment (Mak-to-market basis) (Left)
Ratio of active investment (Right)
(in billions of Yen)
1,250
1,000
750
500
250
0
70%
60%
50%
40%
30%
20%
42.3%
52.8%
57.9%
58.3%
387.3
568.3
724.3
857.2
FY2003
FY2004
FY2005
1HFY2006

<Trust fee and average fee schedule of pension trust>



Trust fee (Left)
Average fee schedule (Right)
(in billions of Yen)
(bp)
25
20
15
10
5
0
35
33
31
29
27
25
19.9
20.4
20.8
11.4
29.5
30.7
32.5
33.7
FY2003
FY2004
FY2005
1HFY2006

SUMITOMO TRUST 住友信託銀行

Growth of franchise of fiduciary business (Securities processing service)

- ▶ Substantially increased trust fee of mutual fund capturing "shift from deposits to savings"
- ▶ Enhanced market share by sales promotion focusing on winning trustee as many new funds of stock-type investment trust as possible

<Fee revenue of securities investment trust>



(in billions of yen)
Full year
1H
60
50
40
30
20
10
0
25
34
51
23
36
FY2003
FY2004
FY2005
1HFY2006

<Number of newly entrusted stock investment trusts>



Number of newly entrusted funds (Left)
Market share (Right)
(Number of funds)
250
200
150
100
50
0
25%
20%
15%
10%
5%
0%
14.4%
16.6%
22.4%
22.7%
68
130
218
116
FY2003
FY2004
FY2005
1HFY2006

<Volume of entrusted assets of stock investment trust>



Volume of entrusted assets (Left)
Market share (Right)
(in trillions of Yen)
15
10
5
0
20%
15%
10%
5%
13.1%
13.3%
15.4%
17.2%
5.1
6.5
9.9
12.5
FY2003
FY2004
FY2005
1HFY2006

SUMITOMO TRUST 住友信託銀行

Reinforcement of inter-group strategy

- ▶ Conducted TOB of STB Leasing (Oct.24, 2006 – Nov. 27, 2006) aiming 100% ownership
- ▶ Pursue intergroup reorganization of STB Leasing and Sumishin Matsushita Financial Services in 2008

【Objective of TOB of STB Leasing】

Efficiently utilize management resources in group
+ Improve consolidated profit (27.5% ownership in real term ⇒ Pursue 100%)

住信リース株式会社

STB Leasing
- Strength in leasing to large corporations

◆Total leasing

FY2005 (in billions of yen)	
Total assets 524.6	Total sales volume 163.6
Net assets 40.1	Net operating income 6.9
	Net income 4.4

住信・松下フィナンシャルサービス(株)

Sumishin Matsushita Financial Services
-Strength in various functions and massive client franchise

◆Total leasing, installment finance, credit cards, loans

FY2005 (in billions of yen)	
Total assets 522.7	Total sales volume 192.5
Net assets 67.5	Net operating income 8.4
	Net income 4.8

Pursue expansion, diversification and integration of business

Pursue intergroup reorganization in 2008

A full line service finance company with function of financing small and medium companies and individuals

Additional explanatory material

1st Half Fiscal Year 2006
ended on Sep. 30, 2006

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

1. Summary of income/expenses in domestic/international business (Non-consolidated)

<Banking a/c>

	Millions of Yen					
	1HFY2006			1HFY2005		
	Domestic business	International business	Total	Domestic business	International business	Total
Trust fee income	**35,867**	**-**	**35,867**	32,083	-	32,083
Net interest income	**67,618**	**7,105**	**74,723**	58,178	10,319	68,497
Interest income			**1,330**			827
	91,106	**66,562**	**156,338**	73,272	47,697	120,142
Interest expenses			**1,330**			827
	23,488	**59,457**	**81,615**	15,093	37,378	51,644
Net fees and commissions	**24,847**	**-138**	**24,709**	24,747	-641	24,106
Fees and commissions received	**42,906**	**1,534**	**44,440**	41,629	1,145	42,775
Fees and commissions paid	**18,058**	**1,672**	**19,731**	16,881	1,787	18,668
Net gains on trading	**3,186**	**426**	**3,612**	2,609	-191	2,418
Trading revenue	**3,186**	**426**	**3,612**	2,474	-4	2,470
Trading expenses	**-**	**-**	**-**	-135	186	51
Net other operating income	**-2,900**	**11,344**	**8,443**	6,069	13,721	19,791
Other operating income	**2,029**	**16,492**	**18,521**	7,588	21,173	28,761
Other operating expenses	**4,929**	**5,148**	**10,078**	1,518	7,451	8,970

Note: Figures in the upper rows in Interest Income and Interest Expense show interests that accrue from transaction between domestic business and international business.

2. Summary of interest-earning assets/interest-bearing liabilities in domestic/international business (Non-consolidated) <Banking a/c>

Domestic business

Millions of Yen, percentage points

	1HFY2006			1HFY2005		
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	**15,286,954**	**91,106**	**1.18%**	12,545,198	73,272	1.16%
Loans	**9,712,623**	**55,895**	**1.14%**	8,600,809	49,235	1.14%
Investment securities	**3,708,378**	**19,696**	**1.05%**	2,807,386	14,672	1.04%
Call loans and bills bought	**199,359**	**143**	**0.14%**	48,033	0	0.00%
Due from banks	**2,717**	**0**	**0.02%**	10	0	0.00%
Interest-bearing liabilities	**15,181,181**	**23,488**	**0.30%**	12,392,500	15,093	0.24%
Deposits	**9,264,122**	**12,296**	**0.26%**	8,356,192	8,713	0.20%
Negotiable certificates of deposit	**2,251,684**	**2,212**	**0.19%**	1,708,245	269	0.03%
Call money and bills sold	**458,803**	**279**	**0.12%**	307,924	2	0.00%
Commercial paper	**-**	**-**	**-**	-	-	-
Borrowed money	**355,946**	**1,865**	**1.04%**	145,016	1,410	1.94%

International business

Millions of Yen, percentage points

	1HFY2006			1HFY2005		
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	**3,641,302**	**66,562**	**3.64%**	3,063,439	47,697	3.10%
Loans	**1,053,795**	**25,010**	**4.73%**	782,800	14,376	3.66%
Investment securities	**2,206,243**	**41,857**	**3.78%**	2,017,260	34,080	3.36%
Call loans and bills bought	**71,574**	**1,812**	**5.05%**	45,144	728	3.21%
Due from banks	**289,391**	**6,598**	**4.54%**	193,066	3,038	3.13%
Interest-bearing liabilities	**3,672,749**	**59,457**	**3.22%**	3,093,092	37,378	2.41%
Deposits	**1,185,228**	**26,100**	**4.39%**	937,841	15,285	3.25%
Negotiable certificates of deposit	**211,271**	**5,530**	**5.22%**	39,611	694	3.49%
Call money and bills sold	**6,140**	**153**	**4.98%**	18,329	305	3.32%
Commercial paper	**-**	**-**	**-**	-	-	-
Borrowed money	**308,344**	**3,797**	**2.45%**	305,909	2,874	1.87%

3. Maturity ladder of securities (Non-consolidated)

<Banking a/c>

		Millions of Yen							
		Less than 1 year	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	No maturity	Total
Japanese government bonds	Mar. 2006	239,842	241,861	246,199	241,375	266,742	149,923	-	1,385,944
	Sep. 2006	**354,731**	**298,548**	**140,913**	**191,508**	**246,652**	**141,074**	**-**	**1,373,429**
Japanese municipal bonds	Mar. 2006	4,508	20,822	16,781	5,989	32,060	-	-	80,163
	Sep. 2006	**5,913**	**14,880**	**13,612**	**4,683**	**33,999**	**-**	**-**	**73,089**
Japanese corporate bonds	Mar. 2006	324,927	364,697	203,202	64,416	19,933	2,292	-	979,470
	Sep. 2006	**202,642**	**326,177**	**188,236**	**83,662**	**22,883**	**2,141**	**-**	**825,744**
Japanese corporate stocks	Mar. 2006	―――	―――	―――	―――	―――	―――	1,239,508	1,239,508
	Sep. 2006	―――	―――	―――	―――	―――	―――	**1,186,590**	**1,186,590**
Foreign securities and others	Mar. 2006	96,731	310,059	456,960	246,661	501,079	362,534	278,945	2,252,971
	Sep. 2006	**211,609**	**348,393**	**459,118**	**329,320**	**421,213**	**395,245**	**287,945**	**2,452,847**
Foreign bonds	Mar. 2006	34,498	204,412	431,977	241,118	472,003	362,229	-	1,746,238
	Sep. 2006	**120,191**	**226,513**	**411,698**	**325,404**	**402,464**	**394,940**	**-**	**1,881,213**
Foreign stocks	Mar. 2006	―――	―――	―――	―――	―――	―――	32,092	32,092
	Sep. 2006	―――	―――	―――	―――	―――	―――	**37,927**	**37,927**

Note: The amounts in the table above are B/S value.

4. Maturity ladder of swaps

(Non-consolidated)

		Millions of Yen			
		Less than 1 year	1 year to 5 years	Over 5 years	Total
Market value applied	Mar. 2006	8,539,028	37,298,688	16,837,418	62,675,135
	Sep. 2006	8,560,692	45,890,476	23,262,155	77,713,323
Fix Rcv-Fl Pay	Mar. 2006	3,724,065	18,118,982	8,322,822	30,165,870
	Sep. 2006	3,932,071	22,442,014	11,909,057	38,283,142
Fl Rcv-Fix Pay	Mar. 2006	4,192,862	18,021,476	8,222,446	30,436,786
	Sep. 2006	4,406,621	22,013,198	11,059,948	37,479,768
Fl Rcv-Fl Pay	Mar. 2006	622,100	1,158,228	292,150	2,072,478
	Sep. 2006	222,000	1,435,262	293,150	1,950,412
Hedge accounting applied	Mar. 2006	394,083	3,355,853	1,078,045	4,827,981
	Sep. 2006	756,482	3,205,429	1,264,128	5,226,040
Fix Rcv-Fl Pay	Mar. 2006	349,754	2,870,122	850,077	4,069,955
	Sep. 2006	682,310	2,674,357	807,070	4,163,737
Fl Rcv-Fix Pay	Mar. 2006	42,328	485,730	227,967	756,026
	Sep. 2006	72,172	531,071	457,058	1,060,302
Fl Rcv-Fl Pay	Mar. 2006	2,000	-	-	2,000
	Sep. 2006	2,000	-	-	2,000

5. Balance of principal guaranteed trust a/c (Non-consolidated)

<Jointly operated money trust>

	Millions of Yen			
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006 to Sep. 2006
Total assets	**921,502**	1,218,173	1,104,676	-296,670
Loans	**410,104**	167,347	174,423	242,757
Securities	**29,217**	43,787	43,620	-14,570
Others	**482,181**	1,007,038	886,632	-524,857
Total liabilities	**921,502**	1,218,173	1,104,676	-296,670
Principal	**919,227**	1,216,743	1,102,798	-297,515
Reserve for possible impairment of principal	**852**	504	524	347
Others	**1,422**	925	1,353	496

<Loan trust>

	Millions of Yen			
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006 to Sep. 2006
Total assets	**837,280**	937,096	1,016,241	-99,816
Loans	**-**	384,405	464,465	-384,405
Securities	**-**	9,609	26,059	-9,609
Others	**837,280**	543,082	525,717	294,198
Total liabilities	**837,280**	937,096	1,016,241	-99,816
Principal	**829,453**	927,283	1,004,356	-97,830
Reserve for possible impairment of principal	**4,630**	5,011	5,431	-380
Others	**3,196**	4,801	6,453	-1,605

6. Migration analysis of loans in special mention or worse categories (Non-consolidated)

<Banking a/c and trust a/c combined>

(2HFY2005)

	Billions of Yen							
			Change					
	Sep. 2005	**Mar. 2006**	Change	Downgrade (+)	Downgrade(-)	Upgrade (+)	Upgrade (-)	Write-off, sales, or collection
Bankrupt/practically bankrupt	42.2	**7.3**	-34.9	1.3	-	-	-0.4	-35.8
Doubtful	20.6	**19.3**	-1.3	7.2	-0.7	0.1	-0.7	-7.3
Loans to substandard debtors	81.2	**117.0**	35.9	67.1	-2.4	0.1	-8.6	-20.3
Loans to special mention debtors (excluding loans to substandard debtors)	291.1	**418.6**	127.5	179.4	-47.9	4.1	-5.7	-2.4

(1HFY2006)

	Billions of Yen							
			Change					
	Mar. 2006	**Sep. 2006**	Change	Downgrade (+)	Downgrade(-)	Upgrade (+)	Upgrade (-)	Write-off, sales, or collection
Bankrupt/practically bankrupt	7.3	**6.0**	-1.3	1.1	-	-	-1.0	-1.5
Doubtful	19.3	**23.4**	4.1	9.6	-0.4	0.2	-1.8	-3.5
Loans to substandard debtors	117.0	**98.3**	-18.8	1.6	-1.1	2.1	-12.9	-8.5
Loans to special mention debtors (excluding loans to substandard debtors)	418.6	**312.8**	-105.8	25.6	-8.0	4.4	-96.9	-30.9

7. Risk managed loans by industry (Non-consolidated)

	Millions of Yen						
	Sep. 2006				Mar. 2006		
	Banking a/c	Trust a/c (*)	Banking + trust a/c		Banking a/c	Trust a/c (*)	Banking + trust a/c
				Change from Mar. 2006			
Domestic Branches (excluding offshore)	**77,642**	**20,020**	**97,662**	**-9,093**	74,857	31,898	106,756
Manufacturing	**13,363**	**-**	**13,363**	**2,003**	11,108	251	11,359
Agriculture, forestry, fishing, mining	**-**	**-**	**-**	**-**	-	-	-
Construction	**2,022**	**-**	**2,022**	**-657**	1,807	873	2,680
Energy and utilities	**-**	**-**	**-**	**-**	-	-	-
Communication	**-**	**-**	**-**	**-0**	0	-	0
Transportation	**12,109**	**-**	**12,109**	**-70**	12,023	156	12,180
Wholesale and retail	**20,069**	**-**	**20,069**	**-2,430**	21,282	1,217	22,500
Finance and insurance	**-**	**-**	**-**	**-**	-	-	-
Real estate	**8,768**	**3,892**	**12,661**	**-2,782**	8,112	7,331	15,444
Various services	**10,622**	**-**	**10,622**	**-4,875**	11,500	3,997	15,498
Others	**10,686**	**16,127**	**26,814**	**-278**	9,022	18,069	27,092
Overseas branches and offshore	**2,533**	**-**	**2,533**	**-83**	2,617	-	2,617
Total	**80,176**	**20,020**	**100,196**	**-9,176**	77,474	31,898	109,373

(*) Trust a/c is principal guaranteed trust a/c

8. Reserves for possible loan losses

(1) Banking a/c (Consolidated)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006 to Sep. 2006	Change from Sep. 2005 to Sep. 2006
Reserves for possible loan losses	**79,823**	76,206	62,524	3,616	17,298
General reserves	**54,547**	58,209	44,642	-3,662	9,904
Specific loan loss reserves	**24,725**	17,691	17,643	7,034	7,081
Reserves for loans to borrowers in specific foreign countries	**550**	305	238	244	311

(2) Banking a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006 to Sep. 2006	Change from Sep. 2005 to Sep. 2006
Reserves for possible loan losses	**69,873**	66,501	56,689	3,372	13,183
General reserves	**50,565**	53,882	41,471	-3,316	9,094
Specific loan loss reserves	**18,757**	12,312	14,979	6,444	3,777
Reserves for loans to borrowers in specific foreign countries	**550**	305	238	244	311

(3) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2006	Mar. 2006	Sep. 2005	Change from Mar. 2006 to Sep. 2006	Change from Sep. 2005 to Sep. 2006
Reserves for loan trust	**4,630**	5,011	5,431	-380	-800
Reserves for jointly-operated money trust	**852**	504	524	347	328
Total	**5,483**	5,516	5,955	-32	-472